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                            September 30, 2021

       Donald Allan, Jr.
       Chief Financial Officer
       Stanley Black & Decker, Inc.
       1000 Stanley Drive
       New Britain, Connecticut 06053

                                                        Re: Stanley Black &
Decker, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Response dated
August 3, 2021
                                                            File No. 001-05224

       Dear Mr. Allan, Jr.:

              We have reviewed your August 3, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Item 1
       Business, page 3

   1. We note your statement in your CSR report that your commitment to environmental sustainability remains
core to the way you operate, particularly with regard to climate, waste and water. We
also note that you provided more expansive disclosure in your CSR report than you
provided in your SEC filings. Please advise us what consideration you gave to providing the
same type of climate-related disclosure in your SEC filings as you provided in your CSR
report.
   2. We note that you discuss certain potential impacts of environmental laws and regulations.
                                                        Please identify
material existing climate change-related legislation, regulations, and international accords
and any material effect on your business, financial condition, and results of operations.
 Donald Allan, Jr.
FirstName  LastNameDonald
Stanley Black & Decker, Inc.Allan, Jr.
Comapany 30,
September  NameStanley
               2021     Black & Decker, Inc.
September
Page 2     30, 2021 Page 2
FirstName LastName
3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

                severity of weather, such as floods, hurricanes, extreme fires, and water availability and quality;
                quantification of material weather-related damages to your property or operations;
              and
                any weather-related impacts on the cost or availability of insurance.
5. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
Item 1A
Risk Factors, page 9

6. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. Financial Statements
Notes to Consolidated Financial Statements
Note J - Capital Stock, page 93

7. We continue to evaluate your responses to comments from our May 28, 2021 and July 22,
         2021 letters and may have additional comments.
8. We note the existence of a fundamental change make whole provision related to the forward purchase contract, as outlined further on page S-61 of your final prospectus supplement dated May 15, 2017. Please tell us how you evaluated the make whole provision under ASC 815-40 to determine that the forward purchase commitment met the requirements for permanent equity classification.
 Donald Allan, Jr.
FirstName  LastNameDonald
Stanley Black & Decker, Inc.Allan, Jr.
Comapany 30,
September  NameStanley
               2021     Black & Decker, Inc.
September
Page 3     30, 2021 Page 3
FirstName LastName
9. We note that a holder of the corporate units can transform the corporate units into treasury units and shares of convertible preferred stock, as outlined further on page S-20 of your final prospectus supplement dated May 15, 2017. Please respond to the following:
             Tell us the business purpose for allowing the corporate units to be transformed into treasury units and shares of convertible preferred stock.
             Tell us whether you are aware of any holders of corporate units transforming their corporate units into treasury units and shares of convertible preferred stock.
             Clarify whether a holder that transformed their corporate units into treasury units and shares of convertible preferred stock becomes subject to the modified terms of the convertible preferred stock after a successful remarketing. Earnings Per Share, page 93

10. We note your response to prior comment 2 regarding the remarketing of the convertible preferred stock. Please respond to the following:
             Tell us the business purpose for the optional remarketing window, as discussed on page S-12 of your final prospectus supplement dated May 15, 2017. Tell us whether you have historically remarketed your instruments under the optional
             remarketing window, or under the final remarketing period. As part of your response, please outline the factors you would consider in deciding which period to remarket the instruments.
             Please clarify whether you are required to conduct a final remarketing of the convertible preferred stock or whether it is optional. In this regard, we note page 98 of your Form 10-K indicates that the Series D preferred stock can be remarketed.
             To the extent known, please tell us what percentage of the existing holders of the convertible preferred stock acquire the remarketed preferred stock and how many pay cash for that acquisition.
Form 10-Q for the Fiscal Quarter Ended July 3, 2021

Other, net, page 42

11. We refer to your presentation of Other, net, "excluding acquisition-related and other charges." Please revise to identify the resulting measure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Business Segment Results, page 43

12. We note that you discuss segment profit for each reporting segment "excluding acquisition related and other charges." It appears that based on the calculation in Note Q, Business
         Segments and Geographic Areas, segment profit already excludes restructuring charges;
         as such, please clarify the expenses that comprise "acquisition related and other charges"
         and include in your response why restructuring charges are being excluded from segment
 Donald Allan, Jr.
Stanley Black & Decker, Inc.
September 30, 2021
Page 4
         profit when such expenses do not appear to be allocated to your reporting segments per
         Note Q.
Form 8-K furnished July 27, 2021

Exhibit 99.1, page 1

13. Your bullet point disclosure at the top of Exhibit 99.1 discloses certain items "excluding charges," such as gross margin, operating margin, and earnings per share." You reconcile these measures to the nearest GAAP measures on pages 12 and 13 of
Exhibit 99.2. In this
         regard, please address the following:
             revise to clearly state that all measures excluding acquisition-related charges and other are non-GAAP measures;
             provide all disclosures required by Item 2.02 of Form 8-K and Item 10(e)(1)(i) of
             Regulation S-K including disclosure regarding the usefulness of all non-GAAP measures reported in your Form 8-K and how management uses such measures; and
             revise to title your non-GAAP measures on pages 12 through 15 of
Exhibit 99.2 as
             non-GAAP rather than normalized to appropriately reconcile to the header of these pages and the discussion as revised in accordance with the bullets above.

       You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at 202-551-7844 or Jennifer Angelini at 202-551-3047 with any other questions.



FirstName LastNameDonald Allan, Jr.                           Sincerely,
Comapany NameStanley Black & Decker, Inc.
                                                              Division of
Corporation Finance
September 30, 2021 Page 4                                     Office of
Manufacturing
FirstName LastName